Exhibit 1

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April 18, 2019

PG&E to Reschedule 2019 Annual Meeting of Shareholders

SAN FRANCISCO—The Board of Directors of PG&E Corporation (NYSE: PCG) today announced that the joint 2019 Annual Meeting of Shareholders of the Corporation and Pacific Gas and Electric Company, previously scheduled for May 21, 2019, will be rescheduled in order to allow additional time following the Board’s substantial refreshment announced on April 3, 2019. PG&E anticipates that it will hold its Annual Meeting in June 2019, and intends to announce the new Annual Meeting date in the coming weeks.

About PG&E Corporation
PG&E Corporation is a holding company headquartered in San Francisco. It is the parent company of Pacific Gas and Electric Company (the “Utility”), an energy company that serves 16 million Californians across a 70,000-square-mile service area in Northern and Central California. Each of PG&E Corporation and the Utility is a separate entity, with distinct creditors and claimants, and is subject to separate laws, rules and regulations. For more information, visit http://www.pgecorp.com. In this news release, they are together referred to as "PG&E."

Cautionary Statement Concerning Forward-Looking Statements
This news release includes forward-looking statements that are not historical facts, including statements about the beliefs, expectations, estimates, future plans and strategies of PG&E Corporation and the Utility. These statements are based on current expectations and assumptions, which management believes are reasonable, and on information currently available to management, but are necessarily subject to various risks and uncertainties. In addition to the risk that these assumptions prove to be inaccurate, factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include factors disclosed in PG&E Corporation’s and the Utility’s annual report on Form 10-K for the year ended December 31, 2018, and their subsequent reports filed with the Securities and Exchange Commission (the “SEC”). Additional factors include, but are not limited to, those associated with the Chapter 11 cases of PG&E Corporation and the Utility that commenced on January 29, 2019. PG&E Corporation and the Utility undertake no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events or otherwise, except to the extent required by law.

Additional Information
PG&E Corporation and the Utility intend to file a joint proxy statement and other documents with the SEC in connection with their solicitation of proxies for their 2019 Annual Meetings. Investors and security holders are urged to read any such joint proxy statement (and any amendments and supplements thereto), the accompanying WHITE proxy card and other documents that have been or may be filed with the SEC carefully and in their entirety as they contain or will contain important information about the 2019 Annual Meetings. Investors and security holders should read the joint proxy statement carefully before making any voting or investment decisions. Investors and security holders may obtain free copies of these and other documents filed with the SEC by PG&E Corporation and the Utility through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by PG&E Corporation and the Utility with the SEC will be available on their website at http://investor.pgecorp.com.

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